Exhibit 99.1

BitFuFu Reports Unaudited

Second Quarter 2025 Financial Results

SINGAPORE, August 15, 2025 (GLOBE NEWSWIRE) – BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited financial results for the quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights

●	BitFuFu delivered robust sequential growth in Q2 2025, with revenue increasing 47.9% quarter-over-quarter to $115.4 million, driven by accelerating demand for cloud-mining solutions and strategic expansion of mining capacity. Despite the industry-wide impact of the April 2024 Bitcoin halving and increased network difficulty, our cloud-mining product offerings remained competitive, supported by efficient operations, cost-effective infrastructure, and scalable service capabilities.

	Three Months Ended June 30,
Business Segment	Revenue (USD millions)	Percentage
Cloud mining solutions	$94.3	81.7%
Self-mining operations	14.8	12.8%
Mining equipment sales	5.2	4.5%
Other	1.1	1.0%
Total revenues	$115.4	100%

Revenue from cloud-mining increased by 22.3% period-over-period to $94.3 million, marking the highest second quarter in the Company’s history, as the platform attracted record institutional participation and repeating customer purchases. The significant increase in revenue from cloud-mining solutions reflected growing customer demand for accessible and flexible mining services.

●	Net income was $47.1 million, which included an unrealized fair value gain of $39.6 million from the increase in the price of Bitcoin. This compares to net income of $1.3 million in the same period of 2024, which included an unrealized fair value loss of $16.4 million.

●	Adjusted EBITDA (a non-GAAP metric) increased to $60.7 million, compared to $8.3 million in the same period of 2024.

●	For the three months ended June 30, 2025, basic and diluted earnings per ordinary share were US$0.29 and US$0.28, respectively, compared to US$0.01 for both in the same period of 2024.

●	Combined balance of cash and cash equivalents and digital assets[1] were $211.4 million as of June 30, 2025, representing an increase of 25.8% from $168.1 million as of December 31, 2024.

“We delivered strong financial results in the second quarter, generating net income of $47.1 million—a sharp turnaround from a small loss in the first quarter. This performance more than offsets the impact of last year’s Bitcoin halving and higher network difficulty, demonstrating the strength of our business model and the dedication of the BitFuFu team,” said Leo Lu, Chairman and Chief Executive Officer. “Our total managed hash rate reached a record 36.2 EH/s and hosting capacity grew to 728 MW as of quarter-end, expanding further in July to 38.6 EH/s and 752 MW.

[1]	The BTC collateral receivables are not included in the balance of digital assets; and BTC was measured at fair value in the Company’s financials for the quarter ended June 30, 2025.

BitFuFu Reports Unaudited Second Quarter Financial Results – Page 2 of 8

“With market sentiment toward Bitcoin remaining strongly positive and prices expected to rise further through the remainder of 2025 and beyond, we believe our expanding infrastructure, diversified mining operations, and continued innovation position us to seize new opportunities, strengthen our leadership in the sector, and deliver sustainable, long-term value for our shareholders.”

Second Quarter 2025 Operational Highlights

●	Total mining capacity increased by 46.6% to 36.2 EH/s as of June 30, 2025, compared to 24.7 EH/S as of June 30, 2024.

●	Hosting capacity was 728 MW as of June 30, 2025, compared to 522 MW as of June 30, 2024.

●	Number of cloud-mining registered users increased by 57.7% to 623,114 as of June 30, 2025, compared to 395,056 as of June 30, 2024.

●	Number of Bitcoin (“BTC”) held by the Company increased by 4.1% to 1,792 BTC as of June 30, 2025, compared to 1,721 as of June 30, 2024.

	As of June 30,
Metric	2025	2024
Hosting capacity (MW)	728	522
Total mining capacity under management (EH/s) (1)	36.2	24.7
Cloud-mining registered Users	623,114	395,056
BTC Holdings(2)	1,792	1,721

	Three Months Ended June 30,
	2025	2024
BTC Produced
From BitFuFu self-mining operations	143	780
By customers from cloud-mining solutions(3)	917	1,272
Average BTC produced per day by customers and BitFuFu	11.7	22.5

(1)	Defined as the hash rate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hash rates are estimates based on the manufacturers’ specifications.
(2)	Includes 678 BTC as collateral for loans and miner procurement payables and excludes BTC produced or pledged by cloud-mining customers.
(3)	Defined as the number of BTC that were produced during the period by customers using mining capacity purchased from cloud-mining solutions.

Second Quarter 2025 Financial Results

Revenue

Total revenue in the second quarter of 2025 was $115.4 million, representing a decrease of 10.8% from $129.4 million in the same period of 2024, primarily due to a decline in self-mining revenue.

Revenue from cloud-mining solutions in the second quarter of 2025 was $94.3 million, representing a increase of 22.3% from $77.1 million in the same period of 2024. This increase was primarily due to (i) increases in demand for cloud mining services, (ii) repeat purchases from both existing customers and new customers acquired during the year of 2025, and (iii) continued growth in our managed hash rate and expansion of our power capacity. BitFuFu realized a net dollar retention rate of 59.5% for the second quarter of 2025, which was calculated by dividing the amount of recurring revenue in the second quarter of 2025 by the amount of revenue in the second quarter of 2024, reflecting continuous customer demands and the Company’s ability to maintain a substantial portion of revenue from existing customers.

BitFuFu Reports Unaudited Second Quarter Financial Results – Page 3 of 8

Revenue from Bitcoin self-mining operations in the second quarter of 2025 was $14.8 million, representing a decrease of 71.0% from $51.1 million in the same period of 2024. The decrease was primarily due to the April 2024 Bitcoin “halving event” and increasing blockchain network difficulty, which together led to a 49% period-over-period decrease in the average BTC daily earnings per tera-hash in the second quarter of 2025; and a 61.7% period-over-period decrease in the average hash rate used for self-mining operations, which was partially offset by the increase in BTC price from an average of $65,900 in the second quarter of 2024 to $98,800 in the second quarter of 2025.

Revenue from mining equipment sales in the second quarter was $5.2 million, a substantial increase from $0.1 million in the same period of 2024. This growth reflects strong demand for mining machines, supported by the sustained upward trend in Bitcoin prices. Building on this momentum, the Company is leveraging its strategic partnerships to further expand machine sales and capture new market opportunities.

Cost of Revenue

Cost of revenue in the second quarter of 2025 was $102.5 million, representing a decrease of 13.4% from $118.4 million in the second quarter of 2024. The decrease was in line with the decline in total revenue and was primarily driven by a reduction in per tera-hash electricity costs, as well as the Company’s ongoing efforts to improve cost efficiency through procurement optimization.

Operating Expenses

Sales and marketing expenses, and research and development expenses in the second quarter of 2025 were $0.6 million and $0.4 million, respectively, approximately in-line with the same period of 2024. General and administrative expenses in the second quarter of 2025 were $2.1 million, compared to $1.4 million in the same period of 2024.

The Company recognized a non-cash fair value gain of $31.3 million on BTC and a non-cash fair value gain of $8.3 million on BTC receivables or payables, reflecting a favorable mark-to-market adjustment as of June 30, 2025, compared to March 31, 2025. In addition, the Company recorded a $3.8 million gain on the disposal of digital assets during the quarter, as the selling price of BTC exceeded its carrying value at the end of the prior quarter.

Net Income

Net income in the second quarter of 2025 was $47.1 million, compared to the net income of $1.3 million in the same period of 2024, including an unrealized fair value gain of $39.6 million as mentioned above.

Adjusted EBITDA

Adjusted EBITDA in the second quarter of 2025 was $60.7 million, compared to $8.3 million in the same period of 2024.

Liquidity and Capital Resources

As of June 30, 2025, the Company had cash and cash equivalents and digital assets of $211.4 million, compared to $168.1 million as of December 31, 2024. The increase was mainly due to the Company’s treasury management strategies, which have supported liquidity, and the appreciation in the value of BTC held by the Company during 2025.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Friday, August 15, 2025 (8:00 P.M. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

BitFuFu Reports Unaudited Second Quarter Financial Results – Page 4 of 8

Registration Link: https://edge.media-server.com/mmc/p/4p83itvz/

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.bitfufu.com.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, please visit https://ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metrics in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization, (3) share-based compensation and (4) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, Non-GAAP financial measure is not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measure has limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the second quarter of 2025 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

BitFuFu Reports Unaudited Second Quarter Financial Results – Page 5 of 8

For investor inquiries, please contact:

Charley Brady

Vice President, Investor Relations

charley.b@bitfufu.com

For general inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

BitFuFu Reports Unaudited Second Quarter Financial Results – Page 6 of 8

BitFuFu Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In thousands, except share and per share data)

	For The Three Months Ended		For The Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024

Total revenues	$115,395	$129,421	$193,439	$273,832

Cost of revenues
Cost of revenues incurred to a related party	(58,989)	(43,691)	(89,002)	(88,989)
Cost of revenues incurred to third parties	(36,153)	(68,621)	(71,663)	(139,969)
Cost of revenues – depreciation and amortization	(7,401)	(6,097)	(13,462)	(12,194)
Total cost of revenues	(102,543)	(118,409)	(174,127)	(241,152)
Gross profit	12,852	11,012	19,312	32,680
Operating expenses
Sales and marketing expenses	(647)	(585)	(1,107)	(968)
General and administrative expenses	(2,088)	(1,392)	(4,093)	(3,326)
Research and development expenses	(387)	(343)	(751)	(734)

Unrealized fair value gain of digital asset receivables or payables	8,340	-	5,170	-
Unrealized fair value gain of digital assets	31,261	(16,361)	15,074	(4,603)
Realized gain/(loss) on sales of digital assets	3,807	9,893	2,426	22,982
Total operating (expenses)/income, net	40,286	(8,788)	16,719	13,351
Operating income	53,138	2,224	36,031	46,031
Investment income	114	-	250
Interest expense	(2,170)	(1,528)	(4,283)	(3,056)
Interest income	597	775	1,092	1,118
Other expenses, net	(143)	(15)	(143)	(15)
Income before income taxes	51,536	1,456	32,947	44,078
Income tax expense	(4,395)	(125)	(2,620)	(7,439)
Net income and total comprehensive income	47,141	1,331	30,327	36,639
Less: Net income attributable to non-controlling interests	(16)	-	(74)	-
Total Comprehensive income attributable to ordinary shareholders of Bitfufu	$47,125	$1,331	$30,253	$36,639
Earnings per share:
Ordinary shares – basic (US$)	$0.29	$0.01	$0.19	$0.23
Ordinary shares – diluted (US$)	$0.28	$0.01	$0.18	$0.23
Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic	163,265,449	162,902,268	163,186,914	159,525,286
Ordinary shares – diluted	168,647,741	162,902,268	168,569,206	159,525,286

BitFuFu, Inc.

Second Quarter 2025 Earnings
 Press Release Schedules

BitFuFu Reports Unaudited Second Quarter Financial Results – Page 7 of 8

BitFuFu Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	June 30, 2025	December 31, 2024

ASSETS
Current assets:
Cash and cash equivalents	$40,086	$38,201
Restricted cash and cash equivalents	-	6,910
Digital assets	171,360	129,940
Digital assets collateral receivables	9,397	12,569
Accounts receivable, net	18,932	10,926
Amount due from related parties	28,552	33,116
Prepayments	32,755	21,651
Inventory	205	246
Other current assets, net	18,237	11,710
Total current assets	319,524	265,269

Non-current assets:
Equipment, net	70,526	55,981
Digital asset collateral receivables	63,140	47,827
Long-term equity investment	71	-
Deposits	-	-
Goodwill *	6,484	-
Deferred tax assets, net	7,860	8,601
Total non-current assets	148,081	112,409

Total assets	$467,605	$377,678

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payables	$9,850	$14,119
Contract liabilities	39,068	15,757
Taxes payable	2,074	2,229
Accrued expenses and other payables	10,660	8,773
Obligation to return collateral digital assets	45,278	21,436
Amount due to a related party	809	1,579
Total current liabilities	107,739	63,893

Non-current liabilities:
Long-term loans	40,000	34,950
Long-term payables	101,301	101,301
Deferred tax liabilities, net	16,207	15,072
Total non-current liabilities	157,508	151,323

Total liabilities	265,247	215,216

Total shareholders’ equity	202,358	162,462

Total liabilities and stockholders’ equity	$467,605	$377,678

*	The balance of goodwill may be further changed after completing the Purchase Price Valuation (“PPA”) report by the certified valuer.

BitFuFu, Inc.

Second Quarter 2025 Earnings
Press Release Schedules

BitFuFu Reports Unaudited Second Quarter Financial Results – Page 8 of 8

BitFuFu Inc.

Reconciliation of Net Profit and Adjusted EBITDA (Unaudited)

(In thousands)

	For The Three Months Ended June 30,		For The Six Months Ended June 30,
	2025	2024	2025	2024
Net profit	$47,141	$1,331	$30,327	$36,639
Add: Interest expenses, net	1,573	753	3,191	1,938
Add: Income tax expense	4,395	125	2,620	7,439
Add: Depreciation	7,401	6,097	13,462	12,194
Add: Share-based Compensation	175	-	299	-
Adjusted EBITDA	$60,685	$8,306	$49,899	$58,210

BitFuFu, Inc.

Second Quarter 2025 Earnings
 Press Release Schedules